Filed Pursuant to Rule 433

Registration No. 333-172394

August 13, 2012

PRICING TERM SHEET

3.75% Senior Notes due August 15, 2042

Issuer:	Pacific Gas and Electric Company

Anticipated Ratings (Moody’s / S&P):*	A3 / BBB

Principal Amount:	$350,000,000

Trade Date:	August 13, 2012

Settlement Date:	August 16, 2012 (T+3)

Maturity Date:	August 15, 2042

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Coupon:	3.75%

Price to Public:	99.911%

Benchmark Treasury:	3.0% due May 15, 2042

Benchmark Treasury Yield:	2.705%

Spread to Benchmark Treasury:	+ 105 basis points

Yield to Maturity:	3.755%

Optional Redemption:	At any time prior to February 15, 2042, Pacific Gas and Electric Company may, at its option, redeem the 3.75% Senior Notes in whole or in part at a redemption price equal to the greater of:

• 100% of the principal amount of the 3.75% Senior Notes to be redeemed; or

• as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the 3.75% Senior Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest to the redemption date.

At any time on or after February 15, 2042, Pacific Gas and Electric Company may redeem the 3.75% Senior Notes, in whole or in part, at 100% of the principal amount of the 3.75% Senior Notes being redeemed plus accrued and unpaid interest to the redemption date.

Concurrent Debt Offering:	2.45% Senior Notes due August 15, 2022

CUSIP / ISIN:	694308HA8 / US694308HA83

Joint Book-Running Managers:	Barclays Capital Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

RBS Securities Inc.

Co-Managers:	Blaylock Robert Van, LLC

Mitsubishi UFJ Securities (USA), Inc.

Ramirez & Company, Inc.

U.S. Bancorp Investments, Inc.

C.L. King & Associates, Inc.

Lebenthal & Co., LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) Deutsche Bank Securities Inc. collect at 1-800-503-4611, (iii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649 and (iv) RBS Securities Inc. toll free at 1-866-884-2071.